UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULES 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2025
Commission File Number: 001-12610

GRUPO TELEVISA, S.A.B.
(Translation of registrant’s name into English)

Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico City, Mexico
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☒ Form 40-F ☐

Investor Relations PRESS RELEASE

Televisa Reports Fourth Quarter and Full Year 2024 Results

2024 Highlights

Consolidated
•
In 2024, cash and cash equivalents increased by Ps.13,606.8 million primarily due to strong free cash flow generation throughout the year. A 38.4% increase to Ps.48,687.9 million in cash and cash equivalents and non-current investments in financial instruments compared to 2023.

•	Operating Cash Flow (“OCF”)[1], grew by 28.2%, for a 22.7% margin.
•	Revenue and Operating Segment Income (“OSI”) declined by 6.0% and 7.5%, respectively, translating into a 36.9% margin.

Cable
•	Passed 365 thousand homes with fiber-to-the-home (“FTTH”), reaching more than 19.9 million homes passed with our network.
•	Broadband subscribers of 5.6 million, with 52.2 thousand disconnections as we keep focusing on value customers as well as customer retention and satisfaction.
•	Revenue fell by 2.9% due to the decline in our Enterprise Operations.
•	OSI margin of 39.0% incorporates savings from efficiency measures.
•	OCF increased by 37.9%, representing a 23.4% margin.

Sky
•	Total Revenue Generating Units (“RGUs”) of 5.1 million, with almost 1.1 million disconnections.
•	Revenue fell by 12.8%, driven by an RGUs base decrease of 17.2%.
•	Opex and capex savings of 10.0% and 43.0%, respectively, drove OCF up by 2.7%, for a 20.6% margin.

Earnings Call Date and Time: Friday, February 21, 2025, at 10:00 A.M. ET.

Conference ID # is 6379747

From the U.S.: +1 (877) 883 0383	International callers: +1 (412) 902 6506
Rebroadcast: +1 (877) 344 7529	Rebroadcast: +1 (412) 317 0088

The teleconference will be rebroadcast starting at 12:00 P.M. ET with the access code #8752044 on February 21st and will end at midnight on March 7th.

1 OCF is defined as total OSI minus capital expenditures in property, plant and equipment. A reconciliation of total OSI to consolidated operating income, and the amount of capital expenditures in property, plant and equipment, are presented in the Notes of Segment Information, and Property, Plant and Equipment, respectively, to our Interim Unaudited Condensed Consolidated Financial Statements as of December 31, 2024 and 2023, and for the twelve months ended December 31, 2024 and 2023.

Consolidated Results

Mexico City, February 20, 2025 — Grupo Televisa, S.A.B. (NYSE:TV; BMV: TLEVISA CPO; “Televisa” or “the Company”), today announced results for the full year and fourth quarter of 2024. The results have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

The financials statements have been adjusted to reflect the impact of the spin-off of the Company for the incorporation of Ollamani, S.A.B., which took place on January 31, 2024. Results from the Other Businesses segment’s net assets that were spun off are presented as discontinued operations.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2024 and 2023, in millions of Mexican pesos:

	2024	Margin	2023	Margin	Change
		%		%	%
Revenues	62,260.9	100.0	66,222.8	100.0	(6.0)
Operating segment income (1)	23,157.9	36.9	25,030.5	37.7	(7.5)
(1) The operating segment income margin is calculated as a percentage of segment revenues.
Revenues decreased by 6.0% to Ps.62,260.9 million in 2024 compared with Ps.66,222.8 million in 2023. This decrease was mainly due to the revenue decline in the Sky segment. Operating segment income decreased by 7.5%, translating into a 36.9% margin.

The following table sets forth condensed consolidated statements of income for the years ended December 31, 2024 and 2023, in millions of Mexican pesos:

	2024	Margin %	2023	Margin %	Change %
Revenues	62,260.9	100.0	66,222.8	100.0	(6.0)
Net loss	(8,309.3)	(13.3)	(8,807.3)	(13.3)	n/a
Net loss attributable to stockholders of the Company	(8,246.2)	(13.2)	(8,422.7)	(12.7)	n/a
Segment revenues	62,730.4	100.0	66,387.7	100.0	(5.5)
Operating segment income (1)	23,157.9	36.9	25,030.5	37.7	(7.5)
(1) The operating segment income margin is calculated as a percentage of segment revenues.
Net loss attributable to stockholders of the Company amounted to Ps.8,246.2 million for the year ended December 31, 2024, compared with Ps.8,422.7 million for the year ended December 31, 2023.

The decrease of Ps.176.5 million, or 2.1%, reflected (i) a Ps.130.6 million decrease in finance expense, net; (ii) a Ps.2,665.4 million decrease in share of loss of associates and joint ventures, net; and (iii) a favorable change of Ps.2,974.2 million in income taxes.

These favorable variances were partially offset by (i) a Ps.1,035.6 million decrease in operating income before other expense; (ii) a Ps.3,665.3 million increase in other expense, net, primarily in connection with non-cash impairment adjustments of intangible assets and other long-lived assets in our Sky and Cable segments; (iii) a Ps.571.3 million decrease in income from discontinued operations; and (iv) a Ps.321.5 million decrease in net loss attributable to non-controlling interests.

Full year results by business segment

The following table presents full year consolidated results ended December 31, 2024 and 2023, for each of our business segments, in millions of Mexican pesos.

Revenues	2024	%	2023	%	Change %
Cable	47,393.1	75.6	48,802.5	73.5	(2.9)
Sky	15,337.3	24.4	17,585.2	26.5	(12.8)
Segment Revenues	62,730.4	100.0	66,387.7	100.0	(5.5)
Intersegment Operations [1]	(469.5)		(164.9)
Revenues	62,260.9		66,222.8		(6.0)

Operating Segment Income [2]	2024	Margin %	2023	Margin %	Change %
Operating Segment Income [2]	23,157.9	36.9	25,030.5	37.7	(7.5)
Corporate Expenses	(756.0)	(1.2)	(1,031.2)	(1.6)	26.7
Depreciation and Amortization	(20,510.9)	(32.9)	(21,107.3)	(31.9)	2.8
Other expense, net	(4,579.1)	(7.4)	(913.8)	(1.4)	n/a
Intersegment Operations [1]	(155.0)	(0.2)	(120.4)	(0.2)	(28.7)
Operating Income	(2,843.1)	(4.6)	1,857.8	2.8	n/a
(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Fourth-quarter Results by Business Segment

The following table presents fourth quarter consolidated results ended December 31, 2024 and 2023, for each of our business segments. Consolidated results for the fourth quarter of 2024 and 2023 are presented in millions of Mexican pesos.

Revenues	4Q’24%		4Q’23%		Change %
Cable	11,904.2	76.5	12,240.4	74.5	(2.7)
Sky	3,664.3	23.5	4,181.6	25.5	(12.4)
Segment Revenues	15,568.5	100.0	16,422.0	100.0	(5.2)
Intersegment Operations (1)	(342.1)		(62.2)
Revenues	15,226.4		16,359.8		(6.9)

Operating Segment Income (2)	4Q’24	Margin %	4Q’23	Margin %	Change %
Operating Segment Income (2)	5,607.3	36.0	5,865.1	35.7	(4.4)
Corporate Expenses	(417.6)	(2.7)	(519.7)	(3.2)	19.6
Depreciation and Amortization	(5,359.4)	(35.2)	(5,168.1)	(31.6)	(3.7)
Other (expense) income, net	(6,023.4)	(39.6)	186.8	1.1	n/a
Intersegment Operations (1)	(30.1)	(0.2)	(30.1)	(0.2)	0.0
Operating (loss) income	(6,223.2)	(40.9)	334.0	2.0	n/a

(1) For segment reporting purposes, intersegment operations are included in each of the segment operations.
(2) Operating segment income is defined as operating income before depreciation and amortization, corporate expenses, and other expense, net.

Cable Operating Metrics

Total net disconnections for the quarter were 203.9 thousand RGUs mainly due to a loss of 94.7 thousand video subscribers and 85.0 thousand broadband subscribers as we keep focusing on value customers and working on customer retention and satisfaction. On the other hand, we had 11.0 thousand net additions in mobile, ending the quarter with around 334.0 thousand mobile subscribers.

The following table sets forth the breakdown of RGUs per service type for our Cable segment as of December 31, 2024 and 2023.

RGUs	4Q’24 Net Adds	2024 Net Adds	2024	2023
Video	(94,660)	(212,976)	3,846,518	4,059,494
Broadband	(84,963)	(52,225)	5,626,206	5,678,431
Voice	(35,321)	31,804	5,382,949	5,351,145
Mobile	11,016	26,166	333,973	307,807
Total RGUs	(203,928)	(207,231)	15,189,646	15,396,877

Sky Operating Metrics

During the quarter, Sky had around 270.4 thousand RGUs net disconnections, mainly driven by the loss of 231.9 thousand video RGUs.

The following table sets forth the breakdown of RGUs per type of service for Sky as of December 31, 2024 and 2023.

RGUs	4Q’24 Net Adds	2024 Net Adds	2024	2023
Video	(231,890)	(871,388)	4,696,038	5,567,426
Broadband	(38,420)	(164,204)	350,885	515,089
Voice	(39)	(147)	197	344
Mobile	(22)	(17,001)	15,501	32,502
Total RGUs	(270,371)	(1,052,740)	5,062,621	6,115,361

Revenues and Operating Segment Income

Fourth quarter segment revenues decreased by 5.2% to Ps.15,568.5 million compared with Ps.16,422.0 million in the fourth quarter of 2023. Revenues in our MSO operations fell by 2.3%, mainly driven by a slightly lower subscriber base. Revenues in our Enterprise Operations decreased by 6.3%. Finally, Sky’s revenues declined by 12.4%, driven by the year-on-year RGUs decrease.

Full year segment revenues decreased by 5.5% to Ps.62,730.4 million compared with Ps.66,387.7 million in 2023. This decrease was mainly explained by the 12.8% reduction in the Sky segment revenue, primarily driven by a lower video subscriber base.

Fourth quarter operating segment income decreased by 4.4% to Ps.5,607.3 million compared with Ps.5,865.1 million in the fourth quarter of 2023. The margin reached 36.0%, increasing by around 30 basis points year-on-year due to the efficiency measures that have been implemented over the last quarters.

Full year operating segment income decreased by 7.5% to Ps.23,157.9 million compared with the Ps.25,030.5 million in 2023. The margin reached 36.9% driven by an OSI margin for our Cable segment of 39.0%.

The following table presents full year and fourth-quarter consolidated results ended December 31, 2024 and 2023, for each of our business segments. Consolidated results for the year and the fourth quarter of 2024 and 2023 are presented in millions of Mexican pesos.

Revenue (1)	2024	2023	Change %	4Q'24	4Q'23	Change %
Millions of Mexican pesos
MSO Operations (1)	43,003.6	44,116.1	(2.5)	10,633.2	10,883.7	(2.3)
Enterprise Operations (1)	4,389.5	4,686.4	(6.3)	1,271.0	1,356.7	(6.3)
Cable	47,393.1	48,802.5	(2.9)	11,904.2	12,240.4	(2.7)
Sky	15,337.3	17,585.2	(12.8)	3,664.3	4,181.6	(12.4)
Segment Revenues	62,730.4	66,387.7	(5.5)	15,568.5	16,422.0	(5.2)
Operating Segment Income	23,157.9	25,030.5	(7.5)	5,607.3	5,865.1	(4.4)
Margin (%)	36.9	37.7		36.0	35.7
(1) Revenue results for our MSO and Enterprise operations include consolidation adjustments.

Corporate Expense

Corporate expense decreased by Ps.275.2 million, or 26.7%, to Ps.756.0 million in 2024, from Ps.1,031.2 million in 2023 due to corporate cost measures. The decrease includes a reduction in share-based compensation expense.

Share-based compensation expense in 2024 and 2023 amounted to Ps.488.8 million and Ps.739.8 million, respectively, and was accounted for as corporate expense. Share-based compensation expense is measured at fair value at the time the equity benefits are conditionally sold to officers and employees and is recognized over the vesting period.

Other Expense, Net

Other expense, net, increased by Ps.3,665.3 million, to Ps.4,579.1 million in 2024, from Ps.913.8 million in 2023. This increase reflected primarily non-cash items including (i) non-cash impairment adjustments in connection with goodwill, intangible assets and other long-lived assets in our Sky segment and the Enterprise Operations within our Cable segment; (ii) a non-cash loss on disposal of property and equipment;  (iii) surcharges recognized in 2024 for income taxes from prior years; and (iv) a non-cash write-off made in 2024 of unrecoverable value added tax from prior years. These unfavorable variances were partially offset by (i) a non-cash gain on sale of property to certain companies in our former Other Businesses segment that we recognized on January 31, 2024, in connection with the spin-off that we carried out on that date; (ii) a decrease in non-recurring severance expense in connection with headcount reductions in our Cable and Sky segments; and (iii) the absence in 2024 of other expense related to damage caused in 2023 by Hurricane “Otis” in 2023 in our Cable segment.

The following table sets forth the breakdown of cash and non-cash other income or expense, net, stated in millions of Mexican pesos, for the years ended December 31, 2024 and 2023.

Other (Expense) Income, Net	2024	2023
Cash	(1,030.0)	(1,341.5)
Non-cash	(3,549.1)	427.7
Total	(4,579.1)	(913.8)

Finance Expense, Net

The following table sets forth the finance (expense) income, net, stated in millions of Mexican pesos for the years ended December 31, 2024 and 2023.

	2024	2023	Favorable (Unfavorable) Change
Interest expense	(7,969.5)	(7,742.1)	(227.4)
Interest income	3,343.9	3,180.2	163.7
Foreign exchange loss, net	(863.4)	(149.2)	(714.2)
Other finance income (loss), net	773.7	(134.8)	908.5
Finance expense, net	(4,715.3)	(4,845.9)	130.6

Finance expense, net, decreased by Ps.130.6 million, or 2.7%, to a Ps.4,715.3 million in 2024, from Ps.4,845.9 million in 2023.

This decrease reflected:

(i)
a Ps.163.7 million increase in interest income, explained primarily by both a higher average amount of cash and cash equivalents in 2024, and higher interest rates for increased cash equivalents denominated in Mexican pesos in 2024; and

(ii)	a Ps.908.5 million favorable change in other finance income or loss, net, resulting from a net gain in fair value of our derivative contracts for the year ended December 31, 2024.

These favorable variances were partially offset by:

(i)
a Ps.227.4 million increase in interest expense, primarily in connection with the absence in 2024 of a net finance income related to the repurchase and prepayment of long-term debt in 2023, which was partially offset by lower interest expense resulting primarily from a lower average principal amount of debt in 2024; and

(ii)
a Ps.714.2 million increase in foreign exchange loss, net, resulting primarily from a 23.2% depreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net liability position in the year ended December 31, 2024, compared with a 13.1% appreciation of the Mexican peso against the U.S. dollar on an average U.S. dollar-denominated net asset position in the year ended December 31, 2023.

Share of Loss of Associates and Joint Ventures, Net

Share of loss of associates and joint ventures, net, decreased by Ps.2,665.4 million, to Ps.1,421.2 million in 2024, from a Ps.4,086.6 million in 2023. This decrease reflected a lower share of loss of TelevisaUnivision for the year ended December 31, 2024, primarily in connection with a lower amount of non-cash impairment adjustments for goodwill and indefinite-lived intangible assets recognized by TelevisaUnivision in the fourth quarter of 2024.

Share of loss of associates and joint ventures, net, for the year ended December 31, 2024, included primarily our share of loss of TelevisaUnivision.

Income Tax Benefit or Expense

Income taxes changed by Ps.2,974.2 million, to an income tax benefit of Ps.613.5 million for the year ended December 31, 2024, from an income tax expense of Ps.2,360.7 million for the year ended December 31, 2023. This change reflected primarily a lower amount of net income tax expense in 2024, and the absence of a non-cash income tax expense recognized in 2023 in connection with income taxes from prior years.

Income from Discontinued Operations, Net

In connection with the Spin-off of businesses of our former Other Businesses segment (the “Spun-off Businesses”) that we carried out on January 31, 2024, we began presenting the results of operations of the Spun-off Businesses as income from discontinued operations in our consolidated statements of income for the period of one month ended January 31, 2024, and for any comparative period presented.

We recognized income from discontinued operations in the amount of Ps.56.8 million and Ps.628.1 million for the month ended January 31, 2024 and the year ended December 31, 2023, respectively, reflecting the consolidated net income of our Spun-off Businesses for those periods.

Net Loss Attributable to Non-controlling Interests

Net loss attributable to non-controlling interests decreased by Ps.321.5 million to Ps.63.1 million in the year ended December 31, 2024, compared with Ps.384.6 million in the year ended December 31, 2023. This decrease reflected primarily a lower net loss attributable to non-controlling interests in our Cable segment.

Capital Expenditures

During the year ended December 31, 2024, we invested approximately U.S.$493.0 million (Ps.9,097.5 million) in property, plant and equipment as capital expenditures.

The following table sets forth the breakdown by segment of capital expenditures for the years ended December 31, 2024 and 2023.

Capital Expenditures	2024 (Millions of U.S. Dollars)	2024 (Millions of Mexican Pesos)	2023 (Millions of U.S. Dollars)	2023 (Millions of Mexican Pesos)
Cable	399.2	7,374.4	633.0	11,243.1
Sky	83.3	1,514.1	149.2	2,657.0
Corporate assets	9.7	194.9	9.1	161.4
Continuing operations	492.2	9,083.4	791.3	14,061.5
Discontinued operations	0.8	14.1	37.2	646.4
Total	493.0	9,097.5	828.5	14,707.9

Debt and Lease Liabilities

The following table sets forth our total consolidated debt and lease liabilities as of December 31, 2024 and 2023. Amounts are stated in millions of Mexican pesos.

	December 31, 2024	December 31, 2023	(Decrease) Increase
Current portion of long-term debt	4,549.8	9,988.0	(5,438.2)
Long-term debt, net of current portion	98,399.3	78,547.9	19,851.4
Total debt (1)	102,949.1	88,535.9	14,413.2
Current portion of long-term lease liabilities	1,243.0	1,280.9	(37.9)
Long-term lease liabilities, net of current portion	4,143.7	6,010.6	(1,866.9)
Total lease liabilities	5,386.7	7,291.5	(1,904.8)
Total debt and lease liabilities	108,335.8	95,827.4	12,508.4

(1) As of December 31, 2024 and 2023, total debt is presented net of finance costs in the amount of Ps.1,265.1 million and Ps.1,278.4 million, respectively.
As of December 31, 2024, our consolidated net debt position (total debt and lease liabilities, less cash and cash equivalents, and non-current investments in financial instruments) was Ps.59,647.9 million. The non-current investments in financial instruments amounted to an aggregate of Ps.2,494.7 million as of December 31, 2024.

Debt and lease liabilities increased as of December 31, 2024 compared to December 31, 2023, primarily as a result of the depreciation in 2024 of the Mexican peso against the U.S. dollar on our U.S.-dollar denominated debt.

Shares Outstanding

As of December 31, 2024 and 2023, our shares outstanding amounted to 315,451.8 million and 323,976.5 million shares, respectively, and our CPO equivalents outstanding amounted to 2,696.2 million and 2,769.0 million CPO equivalents, respectively. Not all of our shares are in the form of CPOs. The number of CPO equivalents is calculated by dividing the number of shares outstanding by 117.

As of December 31, 2024 and 2023, the GDS (Global Depositary Shares) equivalents outstanding amounted to 539.2 million and 553.8 million GDS equivalents, respectively. The number of GDS equivalents is calculated by dividing the number of CPOs equivalents by five.

Sustainability

In 2024 we continue to monitor and analyze our Environmental, Social, and Governance actions, and to reinforce our ESG governance with the participation of our working groups with which we seek to integrate sustainability in the business.

During this time, we strengthened our commitment to sustainability using our strategy and its four pillars as a framework for action. For the Climate-resilient Connections pillar, we began the installation of photovoltaic panels, which will reduce our purchased electric energy, reducing our Scope 2 Greenhouse Gas emissions. For our Empowering People pillar, we launched the program "Impulsa" which promotes innovation among our employees to improve operations, sustainability, and customer service. Regarding the Leading by Example pillar, we carried out a special training on Artificial Intelligence and Cybersecurity. Finally, for our “Digital Inclusion” pillar, Fundación Televisa's program "Technolochicas" was awarded second place in the "Youth Innovation for a Sustainable Future" in North America organized by the Shneider Electric Foundation.

We keep our commitment to transparency, as we continue to prepare our Sustainability Report aligned with the Global Reporting Initiative (GRI), the Sustainability Accounting Standards Board (SASB), and the recommendations of the Taskforce on Climate-Related Financial Disclosure (TCFD).  The Company supports the Ten Principles of the United Nations Global Compact (UNGC) and continues to be a signatory.

Additional Information Available on Website

The information in this press release should be read in conjunction with the financial statements and footnotes contained in the Company's Annual Report and on Form 20-F for the year ended December 31, 2023, which is posted on the “Reports and Filings” section of our investor relations website at televisair.com.

In addition, TelevisaUnivision and/or its subsidiaries publish annual and quarterly financial statements and financial information as well as other important information concerning its business from time to time on its website and elsewhere.  The Company is not responsible for such TelevisaUnivision information in any way, and such information is not intended to be included as part of, or incorporated by reference into, the Company’s public filings or releases.

About Televisa
Grupo Televisa S.A.B. (“Televisa”) is a major telecommunications corporation which owns and operates one of the most significant cable companies as well as a leading direct-to-home satellite pay television system in Mexico.

Televisa’s cable business offers integrated services, including video, high-speed data and voice to residential and commercial customers as well as managed services to domestic and international carriers. Televisa owns Sky, a leading direct-to-home satellite pay television system and broadband provider in Mexico. Televisa holds a number of concessions by the Mexican government that authorizes it to broadcast programming over television stations for the signals of TelevisaUnivision, Inc. (“TelevisaUnivision”), and Televisa’s cable and DTH systems. In addition, Televisa is the largest shareholder of TelevisaUnivision, a leading media company producing, creating, and distributing Spanish-speaking content through several broadcast channels in Mexico, the US and over 50 countries through television networks, cable operators and over-the-top or “OTT” services.

Disclaimer
This press release contains forward-looking statements regarding the Company’s results and prospects. Actual results could differ materially from these statements. The forward-looking statements in this press release should be read in conjunction with the factors described in “Item 3. Key Information – Forward-Looking Statements” in the Company’s Annual Report on Form 20-F, which, among others, could cause actual results to differ materially from those contained in forward-looking statements made in this press release and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contact Information

Investor Relations
www.televisair.com.mx
Tel: (52 55) 5261 2445

Rodrigo Villanueva, VP, Head of Investor Relations / rvillanuevab@televisa.com.mx
Andrés Audiffred, Investor Relations Director / aaudiffreda@televisa.com.mx

Media Relations

Rubén Acosta / Tel: (52 55) 5224 6420 / racostamo@televisa.com.mx
Alejandra García / Tel: (52 55) 4438 1205 / agarcial@televisa.com.mx

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
 (Millions of Mexican Pesos)

	December 31,		December 31,
	2024		2023
	(Unaudited)		(Audited)
ASSETS
Current assets:
Cash and cash equivalents	Ps.	46,193.2	Ps.	32,586.4
Trade accounts receivable, net		6,174.0		8,131.5
Other accounts receivable, net		143.2		339.6
Income taxes receivable		6,374.1		6,380.9
Other receivable taxes		3,207.7		6,304.2
Derivative financial instruments		1,297.0		251.7
Due from related parties		339.6		1,450.2
Transmission rights		950.8		1,725.6
Inventories		463.2		1,261.3
Contract costs		1,483.0		2,011.5
Other current assets		1,657.5		1,661.6
Total current assets		68,283.3		62,104.5

Non-current assets:
Trade accounts receivable, net of current portion		484.5		428.7
Due from related party		3,293.5		4,630.5
Derivative financial instruments		704.1		-
Transmission rights		74.2		641.2
Investments in financial instruments		2,494.7		2,586.6
Investments in associates and joint ventures		43,091.3		43,427.6
Property, plant and equipment, net		63,664.3		77,848.6
Investment property, net		2,706.5		2,790.2
Right-of-use assets, net		3,336.9		6,085.9
Intangible assets, net		38,927.0		40,389.8
Deferred income tax assets		21,783.4		18,203.1
Contract costs		2,488.1		3,318.7
Other assets		149.1		214.9
Total non-current assets		183,197.6		200,565.8
Total assets	Ps.	251,480.9	Ps.	262,670.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS OF DECEMBER 31, 2024 AND 2023
(Millions of Mexican Pesos)

	December 31,		December 31,
	2024		2023
LIABILITIES	(Unaudited)		(Audited)

Current liabilities:
Current portion of long-term debt	Ps.	4,549.8	Ps.	9,988.0
Interest payable		1,781.6		1,506.8
Current portion of lease liabilities		1,243.0		1,280.9
Trade accounts payable and accrued expenses		11,301.3		12,861.1
Customer deposits and advances		1,130.4		1,391.5
Current portion of deferred revenue		287.7		287.7
Income taxes payable		1,320.6		774.4
Other taxes payable		2,610.1		2,948.1
Employee benefits		1,258.6		1,563.9
Due to related parties		237.2		579.0
Other current liabilities		1,678.5		1,709.4
Total current liabilities		27,398.8		34,890.8
Non-current liabilities:
Long-term debt, net of current portion		98,399.3		78,547.9
Lease liabilities, net of current portion		4,143.7		6,010.6
Deferred revenue, net of current portion		4,602.7		4,890.3
Deferred income tax liabilities		1,116.5		1,053.5
Post-employment benefits		776.0		733.1
Other long-term liabilities		3,383.6		1,871.6
Total non-current liabilities		112,421.8		93,107.0
Total liabilities		139,820.6		127,997.8

EQUITY
Capital stock		3,933.5		4,722.8
Additional paid-in capital		13,359.5		15,889.8
		17,293.0		20,612.6
Retained earnings:
Legal reserve		1,798.4		2,139.0
Unappropriated earnings		118,521.1		126,684.0
Net loss for the year		(8,246.2)		(8,422.7)
		112,073.3		120,400.3
Accumulated other comprehensive loss, net		(12,937.2)		(9,866.8)
Shares repurchased		(14,010.1)		(11,865.7)
		85,126.0		98,667.8
Equity attributable to stockholders of the Company		102,419.0		119,280.4
Non-controlling interests		9,241.3		15,392.1
Total equity		111,660.3		134,672.5
Total liabilities and equity	Ps.	251,480.9	Ps.	262,670.3

GRUPO TELEVISA, S.A.B.
CONDENSED CONSOLIDATED STATEMENTS OF INCOME OR LOSS FOR THE
THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2024 AND 2023
(Millions of Mexican Pesos)

	Three Months Ended December 31,				Twelve Months Ended December 31,
		2024	2023 (1)		2024		2023 (1)
	(Unaudited)		(Unaudited)		(Unaudited)		(Unaudited)

Revenues	Ps.	15,226.4	Ps.	16,359.8	Ps.	62,260.9	Ps.	66,222.8
Cost of revenues		10,254.4		10,713.4		41,117.1		43,297.4
Selling expenses		2,129.7		2,484.1		8,815.2		8,848.2
Administrative expenses		3,042.1		3,015.1		10,592.6		11,305.6
(Loss) income before other expense or income		(199.8)		147.2		1,736.0		2,771.6
Other (expense) income, net		(6,023.4)		186.8		(4,579.1)		(913.8)
Operating (loss) income		(6,223.2)		334.0		(2,843.1)		1,857.8
Finance expense		(2,744.3)		(2,062.0)		(8,832.9)		(8,026.1)
Finance income		1,011.7		845.5		4,117.6		3,180.2
Finance expense, net		(1,732.6)		(1,216.5)		(4,715.3)		(4,845.9)
Share of loss of associates and joint ventures, net		(3,139.0)		(4,797.0)		(1,421.2)		(4,086.6)
Loss before income taxes		(11,094.8)		(5,679.5)		(8,979.6)		(7,074.7)
Income tax benefit (expense)		1,241.3		(1,673.1)		613.5		(2,360.7)
Net loss from continuing operations		(9,853.5)		(7,352.6)		(8,366.1)		(9,435.4)
Income from discontinued operations, net		-		134.6		56.8		628.1
Net loss	Ps.	(9,853.5)	Ps.	(7,218.0)	Ps.	(8,309.3)	Ps.	(8,807.3)

Net loss attributable to:
Stockholders of the Company	Ps.	(9,838.9)	Ps.	(6,848.8)	Ps.	(8,246.2)	Ps.	(8,422.7)
Non-controlling interests		(14.6)		(369.2)		(63.1)		(384.6)
Net loss	Ps.	(9,853.5)	Ps.	(7,218.0)	Ps.	(8,309.3)	Ps.	(8,807.3)

Basic (loss) earnings per CPO attributable to stockholders of the Company:
Continuing operations	Ps.	(3.62)	Ps.	(2.50)	Ps.	(3.05)	Ps.	(3.24)
Discontinued operations		-		0.05		0.02		0.23
Total	Ps.	(3.62)	Ps.	(2.45)	Ps.	(3.03)	Ps.	(3.01)

(1) The Group’s condensed consolidated statements of income or loss for the three and twelve months ended December 31, 2023, have been re-presented from those previously reported to present in those periods the income from discontinued operations of the businesses that were spun off by the Group on January 31, 2024.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRUPO TELEVISA, S.A.B.
(Registrant)

Date: February 21, 2025	By:	/s/ Luis Alejandro Bustos Olivares
	Name:	Luis Alejandro Bustos Olivares
	Title:	Legal Vice President and General Counsel